Exhibit 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
COMPLETION OF THE CDMA BUSINESS DISPOSAL

The Board is pleased to announce that all of the CDMA Business Conditions have been satisfied or are deemed to have been satisfied (as applicable) on 30 September 2008 and, in accordance with the CDMA Business Disposal Agreement, the Completion Date is 1 October 2008.

China Unicom Limited (the “Company”) refers to the announcements issued by the Company on 28 July 2008 and 16 September 2008 and the circular dated 1 August 2008 (the “Circular”) issued by the Company in relation to the CDMA Business Disposal. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.
The Board is pleased to announce that all of the CDMA Business Conditions have been satisfied or are deemed to have been satisfied (as applicable) on 30 September 2008 and, in accordance with the CDMA Business Disposal Agreement, the Completion Date is 1 October 2008. The CDMA Business became legally owned by Telecom on and after the Completion Date.
As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan

Non-Executive Directors:	Mr. Lu Jianguo and Mr. Lee Suk Hwan

Independent Non-Executive Directors:	Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 2 October 2008